November 17, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Megan Akst

Christine Dietz

Re:	Autohome Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36222

Ladies and Gentlemen:

We, Autohome Inc. (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 3, 2023 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2022 Form 20-F”) and the Company’s previous responses submitted on July 25, 2023 (the “First Response Letter”) and September 13, 2023 (the “Second Response Letter”, together with the First Response Letter, the “Previous Response Letters”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F and the Response Letters.

For the Staff’s convenience, the comment in the Comment Letter is reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.

We note your response to prior comment 1(c) regarding your proposed treatment of time deposits as cash for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (“Company Act”). Please tell us how the calculations in your response to prior comment 8, in your letter dated July 25, 2023, change if you were to treat such time deposits as investment securities for purposes of the Company Act. Also, tell us whether this change would affect your conclusion that the Company is not an investment company, as defined in the Company Act.

U.S. Securities and Exchange Commission

In response to the Staff’s comments, the Company has run the 40% Test by treating all the time deposits as investment securities for purposes of the Company Act. The Company respectfully submits that per the calculation this time, the value of the investment securities owned by the Company accounted for approximately 38.4% of its total assets (exclusive of Government securities and cash items) as of March 31, 2023, as calculated on an unconsolidated basis in accordance with Section 3(a)(1)(C) of the Company Act. As the percentage remains less than the 40% threshold, and considering that (i) the Company, through its subsidiaries and consolidated affiliated entities, operates a leading online automotive service platform in China delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain, and (ii) the Company is not engaged in and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, the Company is still not an investment company even if all the time deposits were treated as investment securities.

Below is the analysis illustrating the changes in the calculation if the time deposits were treated as investment securities.

Calculation for the 40% Test

As of March 31, 2023, the Company held approximately 38.4% of the total value of its assets (exclusive of cash items and Government securities) in investment securities (on an unconsolidated basis). The following sets forth the calculation (on an unconsolidated basis) of the percentage of the Company’s assets as of March 31, 2023 that constitute “investment securities” as such term is used in Section 3(a)(1)(C) of the Company Act (with changes marked in italics, deletions as strike-through and additions double underlined based on the 40% Test calculation submitted in the Previous Response Letters):

	Note	As of March 31, 2023 (in RMB thousand) (unaudited)
Calculation of Numerator
Total investment securities		9,225,297 ~~5,031,874~~
Numerator		9,225,297 ~~5,031,874~~
Calculation of Denominator
Total assets		24,046,038
Less
Government securities		0
Cash items		7,157 ~~1,264,136~~
Denominator		24,038,881 ~~22,781,902~~
Percentage (Numerator divided by Denominator)		38.4% ~~22.1%~~

Under the new calculation, the Company’s total investment securities as of March 31, 2023 amounted to RMB9,225.3 million, increased from RMB5,031.9 million under the calculation presented in the Previous Response Letters. The change represents (a) an increase of RMB2,936.4 million in the Company’s long-term investment in certain majority-owned subsidiaries and interest in VIEs that fall under the definition of investment companies under the Investment Company Act because three additional wholly-owned subsidiaries fail the 40% Test by treating their time deposits as investment securities, which is further illustrated below, and (b) RMB1,257.0 million in time deposits that the Company held directly. Other than such investments, the Company did not hold any other investment security.

U.S. Securities and Exchange Commission

The Company applied the 40% Test, on an unconsolidated basis, to each subsidiary of the Company and VIE to determine whether such subsidiary or VIE falls within the definition of a Section 3(a)(1)(C) investment company. If time deposits were treated as investment securities, the following three additional wholly-owned subsidiaries of the Company would fail the 40% Test: Beijing Cheerbright Technologies Co., Ltd. (北京齐尔布莱特科技有限公司) (“Beijing Cheerbright”), Beijing Autohome Technologies Co., Ltd. (车智互联（北京）科技有限公司) (“Autohome Technologies”) and Autohome E-commerce Inc. Although none of these companies is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and Beijing Cheerbright and Autohome Technologies may also be able to rely on Rule 3a-8 exemption under the Company Act, the Company still treats its investment in these three companies as “bad assets” (i.e., investment securities) for the sole purpose of the 40% Test calculation this time.

Notwithstanding the above analysis, the Company respectfully advises the Staff that it continues to believe that it is consistent with the Commission’s guidance to treat the time deposits as a cash item for purpose of the 40% Test, as further elaborated below:

•

All the time deposits held by the Company and its subsidiaries[1] (including both the time deposits with a maturity term of no more than three months and of more than three months) feature a high degree of liquidity and safety of principal amount: (a) upon the Company’s demand to the bank to withdraw the money, the relevant redemption proceeds of the Company’s time deposits will be available to the Company on the same business day or next business day upon such demand, and (b) the Company will receive the entire principal amount of the time deposits plus the corresponding interests either upon the early redemption of such time deposits or the expiration of the relevant maturity terms. Even with respect to any early redemption proceeds, the Company will still be able to receive an interest rate that is equivalent to the interest rate for demand deposits with the same bank. Therefore, the time deposits meet the criteria that the Commission has applied in interpreting the concept of a cash item.

•

Neither the Company nor any of its subsidiaries hold the time deposits with an investment intent, instead they hold the time deposits merely as a prudent means of protecting their capital and maintain liquidity while benefiting from a better interest rate than is available with regular bank deposit accounts.

2.

Please further revise the statement referenced in your response to prior comment 1(g) as follows, to the extent accurate: “Since its incorporation in 2013, Beijing Prbrownies Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and has not been primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.”

In response to the Staff’s comment, the Company respectfully advises the Staff to revise the previous submission in the Second Response Letter as the follows:

“Since its incorporation in 2013, Beijing Prbrownies Business has been primarily engaged in the aforementioned Beijing Prbrownies Business, and has not been primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities;”

*    *    *    *

[1]	No VIE or subsidiaries of VIE held any time deposits as of March 31, 2023, on an unconsolidated basis.

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Autohome Inc.

/s/ Craig Yan Zeng
Craig Yan Zeng, Chief Financial Officer

cc:	Quan Long, Chairman of the Board and Chief Executive Officer, Autohome Inc.

Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP